SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
Memory Pharmaceuticals Corp.
(Name of Subject Company)
Memory Pharmaceuticals Corp.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
(CUSIP Number of Class of Securities)
Vaughn M. Kailian
Interim Chief Executive Officer
Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale, New Jersey, 07645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Ellen Corenswet, Esq.
J. D. Weinberg, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of a joint press release of Memory Pharmaceuticals Corp. (“Memory Pharmaceuticals”) and Hoffmann-La Roche Inc. (“Roche”), dated November 25, 2008, announcing that Roche and Memory Pharmaceuticals have signed a definitive agreement pursuant to which Roche has agreed to acquire Memory Pharmaceuticals.

For More Information:
Darien E. Wilson	Michael P. Smith
Director, Public Affairs	Chief Financial Officer
Roche	Memory Pharmaceuticals Corp.
(973) 562-2232	(201) 802-7100
Darien_e.wilson@roche.com	mike.smith@memorypharma.com
Roche Signs Definitive Agreement to Acquire Memory Pharmaceuticals
NUTLEY, NJ and MONTVALE, NJ – November 25, 2008 — Roche and Memory Pharmaceuticals (Nasdaq: MEMY) today announced that the two companies have signed a definitive merger agreement for Roche to acquire all the outstanding shares of Memory Pharmaceuticals in an all-cash transaction for an aggregate price of approximately USD 50 million.
Memory Pharmaceuticals develops innovative drug candidates for the treatment of debilitating central nervous system (CNS) disorders such as Alzheimer’s disease and schizophrenia. Memory Pharmaceuticals’ nicotinic alpha-7 agonist drug candidates in these disease areas are already in partnered programmes with Roche: R3487/MEM 3454 is in phase II clinical trials for Alzheimer’s disease and schizophrenia; R4996/MEM 63908 is in phase I for Alzheimer’s disease.
“Acquiring Memory Pharmaceuticals will enable Roche to secure the future development of its promising nicotinic alpha-7 agonists,” said William Burns, CEO Division Roche Pharmaceuticals. “The innovative work carried out by the scientists at Memory Pharmaceuticals will be fully integrated into Roche’s R&D portfolio with the aim of providing new hope for patients and caregivers affected by devastating diseases such as Alzheimer’s.”
Jonathan Fleming, Chairman of the Board of Directors of Memory Pharmaceuticals said: “Since founding Memory Pharmaceuticals in 1998, we have focused on developing medicines that could make a real difference to the lives of CNS patients. I am proud of the progress our dedicated team has made and I am confident that Roche’s capabilities and experience in the CNS field will enable our research to realise its full potential.”

Terms of the agreement
Under the terms of the merger agreement, Roche will commence a tender offer to acquire all of the outstanding shares of Memory common stock at a price of $0.61 per share in cash. This price represents a 319% premium to the closing price on 24 November 2008. The closing of the tender offer will be subject to the tender of a number of shares that, together with the shares owned by Roche, represent a majority of the total number of outstanding shares (assuming the exercise of all exercisable options and warrants having an exercise price per share less than or equal to the tender offer price) and other customary conditions. Following completion of the tender offer, Roche will acquire all remaining shares through a second step merger. Directors, officers and stockholders holding approximately 29.5% of the outstanding shares have agreed to tender their shares and otherwise support the transaction. Additional information regarding the transaction will be set out in the offer to purchase and other disclosure documents to be provided to stockholders in connection with the transaction.
About Memory Pharmaceuticals
Memory Pharmaceuticals Corp., a biopharmaceutical company, is focused on developing innovative drugs for the treatment of debilitating CNS disorders, many of which exhibit significant impairment of memory and other cognitive functions, including Alzheimer’s disease and schizophrenia. For additional information, please visit www.memorypharma.com.
About Roche
Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world’s biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. In 2007 sales by the Pharmaceuticals Division totalled 36.8 billion Swiss francs, and the Diagnostics Division posted sales of 9.3 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invested over 8 billion Swiss francs in R&D in 2007. Worldwide, the Group employs about 80,000 people. Additional information is available on the Internet at www.roche.com.

Cautionary Note Regarding Forward-Looking Statements
Some of the statements contained in this press release are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties including the satisfaction of closing conditions for the acquisition such as regulatory approval for the transaction, the tender of a majority of the outstanding shares of common stock of Memory Pharmaceuticals and the possibility that the transaction will not be completed. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievements to be materially different from any future statements. We generally identify these statements by words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” “should,” “estimate,” “predict,” “potential,” “continue,” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results discussed in the forward-looking statements, and you should not place undue reliance on these statements. The information contained in this press release is as of November 25, 2008. We disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this report or otherwise.
Important Additional Information
The tender offer for the outstanding common stock of Memory Pharmaceuticals has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Roche will file a tender offer statement on Schedule TO with the SEC, and Memory Pharmaceuticals will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully by the Memory Pharmaceutical’s stockholders before any decision is made with respect to the tender offer. A free copy of the tender offer statement and the solicitation/recommendation statement will be made available to all stockholders of Memory Pharmaceuticals at www.memorypharma.com or by contacting Memory at 100 Philips Parkway, Montvale, New Jersey 07645, 201-802-7100. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.
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